

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Lloyd L. Beatty, Jr.
President and Chief Executive Officer
SHORE BANCSHARES INC
18 E. Dover Street
Easton, Maryland 21601

      Re: SHORE BANCSHARES INC
          Registration Statement on Form S-4
          Filed August 26, 2021
          File No. 333-259089

Dear Mr. Beatty:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance